EXHIBIT 99.1

Seabridge Gold Files Second Quarter Report to Shareholders and its Financial Statements and MD&A

TORONTO, Aug. 09, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has filed its Report to Shareholders, Interim Financial Statements and Management’s Discussion and Analysis for the three and six months ended June 30, 2018 on SEDAR (www.sedar.com). To view the Report on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php.

Recent Highlights

  Two new gold zones discovered at Courageous Lake
  Drill program commences at KSM designed to grow higher-grade Iron Cap resources
  First Seabridge exploration program initiated at Snowstorm gold project in Nevada
  Balance Sheet Strengthened with Closing of $19.7 Million Flow-Through Financing

During the three-month period ended June 30, 2018 Seabridge posted a net loss of $2.4 million ($0.04 per share) compared to a loss of $1.7 million ($0.03 per share) for the same period in 2017. During the 2nd quarter, Seabridge invested $7.4 million in mineral interest project spending compared to $5.8 million in the second quarter of 2017.  At June 30, 2018, net working capital was $27.7 million compared to $19.6 million at December 31, 2017.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net